

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2019

Neil E. de Crescenzo
President and Chief Executive Officer
Change Healthcare Inc.
3055 Lebanon Pike, Suite 1000
Nashville, Tennessee 37214

> **Re: Change Healthcare Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2019**
> **File No. 333-230345**

Dear Mr. de Crescenzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-1 filed May 24, 2019

Capitalization, page 93

1. Given that the Units are to be sold under a separate prospectus and in order to enhance transparency and clarity between the common stock offering and the tangible equity units offering, please revise to present the allocable amount of purchase contracts included within additional paid-in capital as a separate line item within your table.

2. Please revise to provide a footnote explaining how you determined the members' deficit as shown in the Change Healthcare LLC capitalization table on page 94.

3. Please revise to describe how you determined the percentage of the amount of the Units to allocate to the amortizing notes and to the purchase contracts, as described in footnotes 2 and 4, including any assumptions used. Further, please explain how you calculated the

allocated amounts disclosed. To this extent, when the percentages provided are applied to the net proceeds expected from the tangible equity units offering, we are not able to calculate the amounts provided.

Dilution, page 96

4.   We note you refer to the Offering Transactions in the introductory paragraph here. However, it appears this disclosure only reflects the common stock offering and not the tangible equity offering. Please revise to clearly disclose which transaction(s) are reflected here.

Unaudited Pro Forma Condensed Financial Information, page 98

5.   Please revise to more clearly describe the transactions reflected and entities involved in the pro forma information presented. Alternatively, you may cross-reference to this information elsewhere in your filing. Refer to Rule 11-02(b)(2) of Regulation S-X.

6.   Please clarify when you refer to "this offering" both here and within the notes to your pro forma information whether you are referring only to the common stock offering, only to the tangible equity units offering, or to both offerings. Please revise accordingly.

Notes to Unaudited Pro Forma Condensed Financial Information, page 103

7.   Please revise note (1)a to describe the assumptions and inputs that will be used to determine the relative fair value basis on which you will allocate the proceeds between the purchase contract and amortizing note components of the Units. Further, please clarify where these amounts are reflected on the pro forma balance sheet (e.g., in current maturities of long-term debt or long-term debt).

8.   Please explain why the third-party costs referred to in note (2)d were reclassified directly to members' deficit. Refer to guidance in Rule 11-02(b)(6) of Regulation S-X.

9.   Please revise notes (3)c and (3)d on page 105, and note (4)c on page 106, to disclose the interest rate on these financial instruments.

10.   Please revise note (3)e on page 105 and note 4(d) on page 106 to disclose the applicable income tax rate used.

Tangible Equity Units Offering, page 237

11.   We note from your disclosure here that either you or the purchase contract holders have the option to settle the contracts before the mandatory settlement date in 2022. Please revise to explain the terms and conditions surrounding the circumstance when you would elect to settle these contracts early.

Notes to Financial Statements of Change Healthcare, Inc.
8. Incentive Compensation Plans
Contingent Awards, page F-18

12.   Please revise to state the number of awards you committed to issue to Joint Venture
        employees and, therefore, the total amount of compensation expense you expect to incur.
        In addition, please revise to describe the method by which these awards will be valued
        (i.e., the IPO price or some other basis). Similarly, please also revise your disclosures on
        page F-64.

Notes to Consolidated Financial Statements of Change Healthcare LLC
16. Incentive Compensation Plans
Valuation Assumptions, page F-64

13.   We note you granted both time-vesting options and exit-vesting options during fiscal year
        2019. For each issuance during 2019 and into fiscal 2020, to date, please provide us with
        the dates, number of options issued, and the fair value of the underlying common stock.
        Further, we note the weighted-average fair value of the underlying common stock for
        these issuances is disclosed in your table here. Giving effect to the forward stock split
        which will occur prior to your IPO, it appears that these values may decrease significantly
        to below the expected midpoint of your IPO price range. Accordingly, please provide us
        with your cheap stock analysis as support for the stock-based compensation expense
        recorded for these options.

General

14.   Please revise to include a general definition of terms used throughout your filing. To this
        extent, you now refer to two transactions, the common stock offering and the tangible
        equity units offering, as well as multiple entities (e.g., the Company, the Joint Venture, the
        LLC, etc.) in your disclosures. Accordingly, please consider including a centralized
        glossary where you clearly define certain terms used repeatedly throughout your filing,
        such as "Concurrent Offering," "Common Stock Offering," "Units," "LLC
        Units," "Offering Transactions," etc..

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services